UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), today welcomed the results of an independent study demonstrating that BSC’s TAXUS® Express2(TM) paclitaxel- eluting stent system had lower incidents of major adverse cardiac events (MACE) than Johnson & Johnson's Cypher® sirolimus-eluting stent system. The results of the study were published in the August 1 edition of the American Journal of Cardiology.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 16, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

PRESS RELEASE

August 16, 2005

American Journal of Cardiology Study Finds TAXUS Has Lower MACE Rate Than Cypher

Data Shows Safety Trend in Favor of TAXUS

VANCOUVER, BC, August 16, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today welcomed the results of an independent study demonstrating that BSC’s TAXUS® Express2(TM) paclitaxel- eluting stent system had lower incidents of major adverse cardiac events (MACE) than Johnson & Johnson's Cypher® sirolimus-eluting stent system. The results of the study were published in the August 1 edition of the American Journal of Cardiology.

The study showed a safety trend in favor of TAXUS over Cypher in the cumulative one-year MACE rate, the study's primary endpoint, which was 15.6 percent for TAXUS versus 20.4 percent for Cypher. Of the three MACE components, the results favored TAXUS over Cypher in the cumulative rates of target vessel revascularization (TVR, or retreatment rate) (5.9 percent for TAXUS versus 10.3 percent for Cypher) and myocardial infarction (10 percent for TAXUS versus 14.1 percent for Cypher). For the third MACE component, cumulative mortality, the results were essentially equivalent (7.2 percent for TAXUS versus 7.7 percent for Cypher).

"The major finding of this study is that unrestricted use of PESs [paclitaxel-eluting stents] in a universal drug-eluting stent environment is associated with a nonsignificantly lower incidence of major adverse cardiac events at one year compared with SESs [sirolimus-eluting stents]," according to the study.

"We are pleased that this new study reconfirms the strong safety profile of paclitaxel-eluting stent systems we have seen across our broad range of clinical trials as well as in approximately 1.5 million TAXUS systems implanted to date," said Hank Kucheman, President of BSC’s Interventional Cardiology business. "It is particularly impressive that the safety results demonstrated a trend in favor of the paclitaxel-eluting system among the challenging diabetic patient population in this study. Our focus on safety is one of the reasons TAXUS is the worldwide market leader in drug- eluting stents."

The study, conducted at the Rotterdam Cardiology Hospital in The Netherlands, included 293 patients with diabetes and de novo coronary artery disease who were enrolled in identical sequential registries, one assessing the paclitaxel-eluting stents and one assessing the sirolimus-eluting stents.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com